

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2020

Andrea Almeida
Chief Financial Officer
Petróleo Brasileiro S.A.—Petrobras
Avenida Republica do Chile, 65—23rd Floor
20031-912—Rio de Janeiro—RJ—Brazil

> **Re: Petróleo Brasileiro S.A.—Petrobras**
> **Form 20-F for Fiscal Year Ended December 31, 2019**
> **Filed March 23, 2020**
> **File No. 001-15106**

Dear Ms. Almeida:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Francesca Odell